
SEC MAIL PROCESSING
RECEIVED
AUG 13 2007
WASH, D.C.
186
SECTION


07007661

SECUR ... ION

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SEC FILE NUMBER
8- 30417

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-01-2006 (MM/DD/YY) AND ENDING 06-30-2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: International Money Management Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Pier One Road, Suite #201
(No and Street)

Stevensville, Maryland 21666
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ernest O. Brittingham, Jr. (410) 604-3800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Trice Geary & Myers LLC
(Name – *if individual, state last, first, middle name*)

955 Mt Hermon Road Salisbury, Maryland 21804
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: International Money Management Group, Inc.

Address: 301 Pier One Road, Suite #201
Stevensville, Maryland 21666

Telephone: (410) 604-3800

SEC Registration Number: 8-30417

FINRA Registration Number: CRD# 14367

(ii) Accounting Firm

Name: Trice Geary & myers LLC

Address: 955 Mt Hermon Road
Salisbury, Maryland 21804

Telephone: (410) 742-1328

Accountant's State Registration Number: 0682959-9

(iii) Audit date covered by the Agreement:

06	30	2007
(Month)	(Day)	(Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(√) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

TRICE GEARY & MYERS LLC
CERTIFIED PUBLIC ACCOUNTANTS ▼ BUSINESS CONSULTANTS

REPORT ON INTERNAL CONTROL
As required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
International Money Management Group, Inc.

In planning and performing our audit of the financial statements of International Money Management Group, Inc. (the Company), as of and for the year ended June 30, 2007, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to access whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

955 Mt Hermon Road ▼ Salisbury, Maryland 21804 ▼ 410/742-1328 ▼ Toll Free 888/546-1574 ▼ Fax 410/742-6855 ▼ www.tricegeary.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, PCAOB and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Salisbury, MD
August 3, 2007

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.

AUDIT COMMUNICATIONS

JUNE 30, 2007

CONTENTS

		Page(s)
I.	Required Communications to Audit Committee	3 - 6
II.	Comments and Recommendations	7 - 10

I. REQUIRED COMMUNICATIONS TO AUDIT COMMITTEE

TRICE GEARY & MYERS LLC
CERTIFIED PUBLIC ACCOUNTANTS ▼ BUSINESS CONSULTANTS

August 3, 2007

To the Board of Directors
International Money Management Group, Inc.

We have audited the financial statements of International Money Management Group, Inc. for the year ended June 30, 2007, and have issued our report thereon dated August 3, 2007. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under Public Company Accounting Oversight Board Standards

As stated in our engagement letter dated May 1, 2007, our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with U.S. generally accepted accounting principles. Because an audit is designed to provide reasonable, but not absolute, assurance and because we did not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us.

As part of our audit, we considered the internal control of International Money Management Group, Inc. for the purpose of expressing an opinion on the financial statements. We also issued our Report on Internal Control, as required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3. This report was dated August 3, 2007.

Other Information in Documents Containing Audited Financial Statements

Our responsibility for information contained in the FOCUS report or Annual Audited Report prepared for the United States Securities and Exchange Commission does not extend beyond the financial information identified in the independent auditors' report. We do not have an obligation to perform procedures to corroborate other information contained in the aforementioned reports. We did read the quarterly FOCUS report for the period ending June 2007, and nothing came to our attention that caused us to believe that such information, or its manner of presentation, is materially inconsistent with the information, or manner of its presentation, appearing in the financial statements.

955 Mt. Hermon Road ▼ Salisbury, Maryland 21804 ▼ 410/742-1328 ▼ Toll Free 888/546-1574 ▼ Fax 410/742-6855 ▼ www.tricegeary.com

Significant Accounting Policies

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by International Money Management Group, Inc. are described in Note 1 to the financial statements. As described in Note 1, the Company changed accounting policies related to service fees by recognizing such fees and the associated expense on the accrual basis of accounting during the current year. Also, as described in Note 6, the Company restated its retained earnings to correctly adjust the prior year's deferred income taxes. We noted no other transactions entered into by the Company during the year that were both significant and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimate affecting the financial statements was:

Management's estimate of the service fees payable to representatives is based on a blended percentage of commissions receivable from various correspondent brokers and vendors of International Money Management Group, Inc. We evaluated the key factors and assumptions used to develop the service fees payable estimate in determining that it is reasonable in relation to the financial statements taken as a whole.

Audit Adjustments

For purposes of this letter, professional standards define an audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the Company's financial reporting process (that is, cause future financial statements to be materially misstated). In our judgment, there was one adjustment proposed (current tax provision and adjusting deferred taxes) that could have a significant effect on the Company's financial reporting process. This adjustment was expected by the Company and properly recorded and reflected in the 2007 financial statements.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Issues Discussed Prior to Retention of Independent Auditors

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

This information is intended solely for the use of the Board of Directors and Management of International Money Management Group, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,


Trice Geary & Myers LLC

Salisbury, Maryland

II. COMMENTS AND RECOMMENDATIONS

TRICE GEARY & MYERS LLC
CERTIFIED PUBLIC ACCOUNTANTS ▼ BUSINESS CONSULTANTS

August 3, 2007

Board of Directors
International Money Management Group, Inc.
Stevensville, MD

In planning and performing our audit of the financial statements of International Money Management Group, Inc. as of and for the year ended June 30, 2007, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, during our audit, we noted certain matters involving internal control and other operational matters that are presented for your consideration. These comments are meant to improve and strengthen internal controls and do not represent significant deficiencies in the current internal control systems. This letter does not affect our report dated August 3, 2007 on the Financial Statements or Report of Internal Control of International Money Management Group, Inc. We will review the status of these comments during our next audit engagement. Our comments and recommendations, all of which have been discussed with appropriate members of management, are intended to improve internal control or result in other operating efficiencies. We will be pleased to discuss these comments further in detail at your convenience, perform any additional study of these matters, or assist you in implementing the recommendations. Our comments are summarized on the attached page.

We wish to thank the Company's management and employees for the assistance and cooperation provided us during our engagement.

Very truly yours,

Trice Geary + Myers LLC

Salisbury, Maryland

955 Mt. Hermon Road ▼ Salisbury, Maryland 21804 ▼ 410/742-1328 ▼ Toll Free 888/546-1574 ▼ Fax 410/742-6855 ▼ www.tricegeary.com

CURRENT YEAR COMMENTS

Opening Mail - Monthly Bank Statements

In an effort to improve internal controls over the cash function, we believe Chip or Wayne should initially open all correspondence mail from associated financial institutions and review contents. Upon reviewing the contents, the information should be forwarded to the Accounting Department for preparation of the bank reconciliations.

Review of Monthly Bank Reconciliations

Currently, an employee who is responsible for the cash function also prepares and reviews the bank reconciliations. This provides an ineffective system of cash control, because it permits the possibility of fraudulent activities due to the lack of an adequate segregation of duties. An employee independent of cash receipt and disbursement activities should review the bank reconciliations for any unusual items and document their approval by initialing the form. This will significantly improve the system of checks and balances necessary for strong cash control.

We recommend that Wayne or Chip review the monthly bank reconciliations on a timely basis and document approval by initialing the reconciliation. Any unusual items should be resolved and documented on the reconciliation.

Dual Signatures on Company Checks

During the performance of our audit procedures, we noted that for all checks written by International Money Management Group, Inc., regardless of dollar amount, required only one signature. This practice weakens the internal controls over cash by vesting complete disbursement authority in one person. We suggest International Money Management Group, Inc. consider developing a policy whereby checks written over a predetermined amount require two signatures. Allowances within this policy could be made for normal and recurring disbursements that exceed the established dollar limit.

We recommend that management set a predetermined amount between $2,500 - $5,000 that will require 2 signatures or all checks exceeding that amount.

Review of Journal Entries Posted to Quickbooks

The Accounting Department for the International Money Management Group, Inc. performs adequately in the basic accounting and recordkeeping functions. However, we feel the internal control system could be improved with increased attention in the review function on tasks typically performed by a Chief Financial Officer (CFO) or equivalent. Many of the special accounting issues for the Securities Industry have become increasingly complex and

require extensive expertise to ensure that the accounting and reporting are accurate and in accordance with applicable standards.

We recommend that Wayne or Chip review all non-routine journal entries made to the general ledger on a monthly basis and document approval by initialing the journal entries.

END